LIFE SCIENCES RESEARCH, INC.

401 Hackensack Avenue
9th Floor
Hackensack, NJ 07601

Phone: 201-525-1819
Fax: 201-525-1331
LSRinc@LSRinc.net
October 22, 2009
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Amendment No. 2 to Schedule 13E-3 Filed October 14, 2009
Filed by Life Sciences Research, Inc., Lion Holdings, Inc., Lion
Merger Corp., LAB Holdings LLC, Andrew H. Baker, Focused
Healthcare Partners, LLC
File No.: 005-62457

Life Sciences Research, Inc.
Revised Preliminary Proxy Statement Filed on Schedule 14A
Filed on October 14, 2009
File No.: 001-32615

Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 16, 2009
File No.: 001-32615

Life Sciences Research, Inc.
Definitive Proxy Statement Filed on Schedule 14A
Filed on April 9, 2009
File No.: 001-32615
Dear Mr. Riedler:
     Set forth below is the response of Life Sciences Research, Inc. (the “Company”) to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated October 21, 2009, concerning the following:

Jeffrey Riedler
Securities and Exchange Commission
October 22, 2009

•	The Company’s revised preliminary proxy statement on Schedule 14A filed on October 14, 2009 (the “Preliminary Proxy Statement”);

•	Amendment Number 2 to Transaction Statement on Schedule 13E-3 filed on October 14, 2009 (which amended the Schedule 13E-3 originally filed on August 11, 2009 (the “Schedule 13E-3”));

•	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”); and

•	The Company’s definitive proxy statement on Schedule 14A filed on April 9, 2009 (the “April 2009 Proxy Statement”).
     For your convenience, we have set out the text of the Staff’s comments in bold, followed in each case by the Company’s response. Capitalized terms used in this response letter but not otherwise defined in this response letter have the meanings ascribed to them in the Preliminary Proxy Statement.
     Contemporaneously with this response, the Company is also filing with the Commission a further revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) and Amendment Number 3 to the Schedule 13E-3. To expedite your review, we are sending you via overnight delivery marked copies of (i) the Revised Preliminary Proxy Statement marked against the Preliminary Proxy Statement (the “Marked Proxy”) and (ii) Amendment Number 3 to the Schedule 13E-3 marked against Amendment Number 2 to the Schedule 13E-3.
Schedule 13E-3, filed October 14, 2009
Item 16. Exhibits
1.	We note that you have filed your Debt Financing Commitment Letter, dated July 8, 2009 addressed to Parent from Anchor Sub Funding, as Exhibit (b)(2) to your Schedule 13E-3. Please file as an exhibit any written agreement which sets forth that River Investment Partners has acquired the existing loan that was previously owned by Anchor Sub Funding. Please refer to Item l016(b) of Regulation M-A.
Response: The assignment of the existing loan to River Investment Partners was effected through an assignment and assumption agreement substantially similar to the types of agreements customarily entered into by assigning lenders and assignee lenders in connection with typical loan syndications. The assignment and assumption agreement did not alter the terms of the underlying loan agreement or the obligations of the Company thereunder. We respectfully submit that the assignment and assignment agreement does not constitute a loan agreement required to be filed as an exhibit under Item 1016(b) of Regulation M-A.

Jeffrey Riedler
Securities and Exchange Commission
October 22, 2009

Schedule 14A, filed October 14, 2009
General
2.	We note your disclosure on page 33 of the proxy statement that the Special Committee rejected the strategic alternative of maintaining the company’s status quo as an independent public company because the Special Committee believed, among other factors, that such alternative was unlikely to address the risks to public shareholders from animal rights activists. In contrast, you disclose in your Form 10-K for the Fiscal Year Ended December 31, 2008 that due to the investigation of, and subsequent prison sentences imposed upon, several SHAC activists, the level of extremist activity throughout the UK has decreased dramatically. In light of the fact that a major factor considered by Plymouth Partners in forming its fairness opinion was the effects of animal rights activism on the company’s ability to do business and on its financial position, please reconcile the apparent discrepancy between the statements in the proxy statement and the Form 10-K.
Response: The adverse effects of animal rights extremists on the Company’s business, its stock and stockholders existed at the time the Special Committee was considering the various strategic alternatives for the Company (including whether to maintain its status as an independent public company). While it is true that, at the time the Company filed its Form 10-K for the Fiscal Year Ended December 31, 2008, the level of extremist activity throughout the UK had decreased dramatically for the reasons described in the Form 10-K, such activities continued in other parts of the world and indeed began to intensify during the time of the Special Committee’s deliberations. For example, among other events that occurred during such time, (a) the Company received several credible threats of violence at its facilities; (b) Hamed Khorsand, an analyst at BWS Financial who covered the Company’s stock, was repeatedly harassed; and (c) the names of Andrew Baker and Brian Cass were posted on an extremist blog celebrating the murder of Dr. George Tiller, as additional persons who should also be killed. The adverse effects of such activities on the Company, its shares and public stockholders were, at the time the Special Committee was considering the strategic alternatives, material considerations for investors in the Company to consider.
In fact, notwithstanding such decrease in extremist activity in the UK, the Company still considered animal rights activities material to its business and investors at the time of the filing of such Form 10-K, and therefore included risk factors to such effect under the following headings in such filing: (I) “Actions of animal rights extremists may affect the Company’s business,” and (II) “Animal rights extremists have targeted, and may continue to target, the financial community associated with the trading of LSR Voting Common Stock, which has

Jeffrey Riedler
Securities and Exchange Commission
October 22, 2009

caused and may continue to cause illiquidity and a lower market price of the Voting Common Stock.”
Furthermore, the Company continues to remain a target of animal rights activists. By way of example, and not limitation, the following events have recently been reported to have occurred:
•	In July 2009, the home of Novartis CEO Daniel Vasella was vandalized, with messages including “Vasella is a killer. We are watching you. Death to Vasella. We’ll be back.” In addition, the words “Drop HLS Now” were written on Dr. Vasella’s mother’s gravestone and Dr. Vasella’s mother’s ashes were stolen.

•	In August 2009, attacks continued against Novartis, including the starting of a fire at Dr. Vasella’s vacation home. Furthermore, the words “Drop HLS Now” were written on the grave of an extended family member of Dr. Vasella, and crosses bearing the name of Dr. Vasella and his wife were planted next to the grave.

•	In addition, various businesses which have merely been suspected of being associated with the Company were and continue to be subjected to and harassed by protests, threats of violence and demonstrations.
In conclusion, we respectfully advise the Staff that while the level of animal rights activities may have decreased in the UK at the time of the filing of the Company’s most recent Form 10-K, such activities continued to occur in other parts of the world and continued to have an adverse effect on the Company’s stock and its stockholders. For example, the discount in the Company’s stock price attributable to such activities has not changed as a result of such decrease in activities in the UK. The Preliminary Proxy Statement has been revised to clarify that, while recent events may have caused the level of extremist activity throughout the UK to decrease dramatically, animal rights activities continued to have an adverse effect on the Company’s stock and its stockholders. Please see page 33 of the Revised Preliminary Proxy Statement and page 25 of the Marked Proxy.
Please note that the Merger related litigation described in the Preliminary Proxy Statement has been settled and that the Merger Agreement has been amended in connection with such settlement. We have described such settlement and Merger Agreement amendment in the Revised Preliminary Proxy Statement, and have attached such amendment as Appendix A-1 to the Revised Preliminary Proxy Statement. Please see pages 36 and 69 of the Revised Preliminary Proxy Statement, pages 27 and 54 of the Marked Proxy, and Appendix A-1 of the Revised Preliminary Proxy Statement.

Jeffrey Riedler
Securities and Exchange Commission
October 22, 2009

Closing Comments
     On behalf of the filing persons (including the Company), we confirm that each filing person (including the Company) acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Mark L. Bibi
Secretary and General Counsel